

07002003


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
156
SECTION

AB
3/2

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 37928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Grand Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15303 Dallas Parkway, Suite 1010
(No. and Street)

Addison, TX 75001
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Claudia Young (972) 788-2080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan, Davidson & Company
(Name – *if individual, state last, first, middle name*)

12900 Preston Rd., Suite 800	Dallas	TX	75230
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/9

OATH OR AFFIRMATION

I, James L. Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grand Financial Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CLAUDIA K. YOUNG
NOTARY PUBLIC
State of Texas
Comm. Expires 02-07-2011

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RYAN, DAVIDSON & COMPANY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

NORTH DALLAS BANK TOWER
12900 PRESTON ROAD, SUITE 800
DALLAS, TEXAS 75230-1324

TELEPHONE: (972) 788-2992
FACSIMILE: (972) 991-2787
EMAIL: mail@davidsoncompany.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Grand Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Grand Financial, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pyan, Davidson & Company

February 7, 2007

TABLE OF CONTENTS

RYAN, DAVIDSON & COMPANY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

NORTH DALLAS BANK TOWER
12900 PRESTON ROAD, SUITE 800
DALLAS, TEXAS 75230-1324

TELEPHONE: (972) 788-2992
FACSIMILE: (972) 991-2787
EMAIL: mail@davidsoncompany.net

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Grand Financial, Inc.
Addison, Texas

We have audited the following financial statements and supplemental schedules of Grand Financial, Inc. (an S corporation), for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grand Financial, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedules on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules under the Securities and Exchange Act of 1934.

Ryan, Davidson & Company

February 7, 2007

GRAND FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash	$182,093
Due from affiliate	64,916
Total current assets	247,009
Total assets	$247,009

LIABILITIES AND STOCKHOLDER'S EQUITY

Payroll tax payable	$ 13,106
Commissions payable	18,423
Employee benefits payable	21,830
Due to affiliate	87,971
Total current liabilities	141,330
STOCKHOLDER'S EQUITY	
Common stock; no par; 100,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	336,000
Retained deficit	(231,321)
Total stockholder's equity	105,679
Total liabilities and equity	$247,009

The accompanying notes are an integral part of these financial statements

GRAND FINANCIAL, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

REVENUES	
Brokerage fees	$2,037,217
EXPENSES	
Commissions	1,616,827
Salaries	120,848
Payroll taxes	80,770
Operating expense	171,806
Filing fees	29,839
Taxes other	400
Professional fees	7,753
Total expenses	2,028,243
Income from operations	8,974
OTHER	
Loss on investment	(825)
NET INCOME	$ 8,149

The accompanying notes are an integral part of these financial statements

GRAND FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)
Balance, December 31, 2005	$ 1,000	$336,000	$ (239,470)
Net income			8,149
Balance, December 31, 2006	$ 1,000	$336,000	$ (231,321)

The accompanying notes are an integral part of these financial statements

GRAND FINANCIAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 8,149
Adjustments to reconcile net income to net cash provided by operating activities:	
Loss on investment	825
Changes in operating assets and liabilities:	
Increase in receivable from affiliate	(64,916)
Increase in commission payable	18,423
Increase in employee benefits payable	21,830
Increase in due to affiliate	80,624
Increase in payroll tax payable	12,419
Cash provided by operating activities	77,354
NET INCREASE IN CASH	77,354
CASH, beginning of year	104,739
CASH, end of year	$ 182,093

The accompanying notes are an integral part of these financial statements

GRAND FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Grand Financial, Inc. was incorporated on April 16, 1987, and deals in brokerage of oil and gas private placements for an affiliated company (Grand Energy, Inc.). The Company is located in Addison, Texas.

Income Taxes - Grand Financial, Inc. and its shareholder have elected treatment under provisions of Subchapter S of the Internal Revenue Code; therefore, taxable income or loss from corporate operations is allocated to the shareholder. Accordingly, no provision has been made for income taxes in the financial statements at December 31, 2006.

Use of Estimates - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those amounts.

2. RELATED PARTY TRANSACTIONS

The Company is related through common ownership to Grand Energy, Inc. a Texas corporation. Grand Energy, Inc. has agreed to pay certain operating expenses such as overhead and licensing on behalf of the Company. Pursuant to regulatory pronouncements, the Company has calculated its allocable amount of these expenses and has included such amounts in the financials. For the year ended December 31, 2006, these expenses were $171,806.

For the year ended December 31, 2006, the Company earned commissions of $2,037,217 for marketing oil and gas investments for Grand Energy, Inc.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital Rule (Rule 15c3-1) pursuant to the Securities Exchange Act of 1934, which requires the Company to maintain a minimum net capital, as defined, of 6-2/3 percent of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2006, the Company's net capital, as defined by Rule 15c3-1, was $105,679, which exceeded the requirement.

4. CUSTOMER PROTECTIONS - RESERVES AND CUSTODY SECURITIES

The Company does not hold funds or securities for customers; accordingly, it is not subject to the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, which provides for the maintenance by broker-dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating the physical possession of the customers' securities, pursuant to paragraph (k) (2) (A) of such rule.

5. CONCENTRATIONS OF RISK

Funds deposited in banks are federally insured up to $100,000. The Company has the majority of its cash in one bank, which, from time to time, may exceed the federally insured limit.

6. CASH FLOWS

The Company considers cash on hand and cash in bank accounts to be cash equivalents. During 2006, there were no cash payments for interest or income taxes.

SUPPLEMENTAL SCHEDULE

GRAND FINANCIAL, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2006

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AS OF:

December 31, 2006	NONE

The accompanying notes are an integral part of these financial statements

SUPPLEMENTAL SCHEDULE

GRAND FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

TOTAL STOCKHOLDER'S EQUITY	$105,679
NET CAPITAL AS DEFINED BY RULE 15c3-1	105,679
MINIMUM NET CAPITAL REQUIRED UNDER RULE 15c3-1	5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIRED	$100,679

The total stockholder's equity of $105,679 agrees with the previously filed Form X-17A-5, page 5, line 23, "Total Ownership Equity", as of December 31, 2006. There were no adjustments made during the audit of Grand Financial, Inc., for the year ended December 31, 2006.

The accompanying notes are an integral part of these financial statements

END